Exhibit 99.1

Park Ha Biological Technology Co., Ltd. Announces Official Approval of Its North American Amazon Store, Launching a New Era of Brand Globalization

Wuxi, China, July 06, 2026 (GLOBE NEWSWIRE) --Park Ha Biological Technology Co., Ltd. (NASDAQ: BYAH) (“Park Ha Biological” or the “Company”) announced that it has successfully passed the comprehensive and rigorous process to open a store on Amazon North America, and the cross-border store has been officially approved for opening and all registration procedures have been completed. This successful entry represents a critical milestone in the execution of the Company’s global expansion strategy, reflecting the Amazon platform’s authoritative recognition of Park Ha Biological’s overall brand strength, core product competitiveness, and standardized operational excellence.

As the world’s leading cross-border e-commerce platform, Amazon has consistently maintained strict onboarding mechanisms with exceptionally high standards. It enforces rigorous evaluation criteria regarding brand qualifications, compliant operational frameworks, and market reputation, selecting only premium enterprises that possess core competitiveness and long-term brand-building capabilities. As such, it serves as a premier benchmark for curating high-quality brands within the global high-end consumer market. By successfully passing this multi-dimensional evaluation and securing its approval, Park Ha Biological has leveraged its differentiated core advantages to stand out in a highly commoditized market.

The successful launch on Amazon marks the formal completion of Park Ha Biological’s strategic evoluation from a “premium domestic brand” to an “emerging international brand”, fully unlocking key access channels to the global high-end consumer market.Moving forward, the Company will utilize Amazon’s store as its primary international launching pad, fully capitalizing on the platform’s global traffic, Fulfillment by Amazon (FBA) overseas logistics, brand empowerment tools, and big data resources to continuously amplify its competitive edge. On one hand, the Company will precisely iterate its product portfolio tailored to the consumption habits of core North American markets, delivering high-quality, highly adaptable, and cost-effective premium Chinese products; On the other hand, the Company will focus on refined cross-bordered brand operations to continuous enhance international brand exposure and consumer mindshare. This approach moves away from the traditional, product-only output mode of conventional foreign trade, achieving a comprehensive upgrade across technology, quality, and brand equity

With this new global starting point, Park Ha Biological will stay true to its original vision by focusing on product innovation and quality upgrades. By leveraging Amazon’s ecosystem, the Company aims to explore global market potential, compete internationally through its brand strength, and work toward becoming a benchmark domestic brand with global influence—helping more high-quality Chinese brands succeed on the global stage.

About Park Ha Biological Technology Co., Ltd.

Established in 2016, Park Ha Biological Technology Co., Ltd. is primarily engaged in developing its private skincare label, direct skincare product sales and franchise promotion under the proprietary brand “Park Ha”, with a commitment to providing cost-effective solutions to skin problems and improving the confidence of women in need of skin treatment. As of October 31, 2025, the Company has five directly operated stores and 22 franchisees in China. As part of its value-added service for the products, the Company offers “light beauty experience”, a quick complimentary after-sales beauty service performed in the directly operated stores and franchise stores. For more information, please visit the Company’s website: http://ir.parkha.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects, “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this announcement. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Park Ha Biological Technology Co., Ltd.
901 & 901-2, Building C
Phase 2, Wuxi International Life Science Innovation Campus
196 Jinghui East Road
Xinwu District, Wuxi, Jiangsu Province
People’s Republic of China 214000
ir_parkha@163.com